Mail Stop 3561   February 8, 2007

Lionel L. Reilly, D.V.M.
President and Chief Executive Officer
Professional Veterinary Products, Ltd.
10077 South 134th Street
Omaha, Nebraska 68138

>   **Re:**   **Professional Veterinary Products, Ltd.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 2, 2007**
>   **File No. 333-138982**

Dear Dr. Reilly:

     We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

<u>Exhibit 5</u>

1. We note the legality opinion states that "the opinions expressed herein are given as of the date hereof…" This implies that the opinion is valid only as of February 2, 2007, the date on which you filed your registration statement. The legality opinion must speak as of the effective date of the registration statement. Please revise to eliminate the quoted language, or file the legality opinion as part of an amendment on the date you request effectiveness of the registration statement.

* * * * *

     As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

Lionel L. Reilly, D.V.M.
Professional Veterinary Products, Ltd.
February 8, 2007
Page 2

You may contact Anita Karu at (202) 551-3240 or Ellie Quarles, Special Counsel, at (202) 551-3238 or me, at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard E. Putnam, Esq.
         Fax: (402) 344-0588